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                                                                  [LOGO] TELECOM
                                                                     NEW ZEALAND

9 August 2002


                                  MEDIA RELEASE


                      TELECOM EXTENDS RELATIONSHIP WITH EDS

Telecom is extending its strategic relationship with EDS (New Zealand) Ltd by three years to September 2012 and selling its 10% shareholding in the company back to EDS.

Telecom Chief Information Officer Mark Ratcliffe said the relationship, formed in September 1999, was very strong and operating effectively. EDS manages and operates Telecom's company wide information systems and technology delivery, including its billing and customer information systems.

"Telecom originally wanted the 10% shareholding and two seats on the board of EDS (New Zealand) Ltd to help manage key aspects of the relationship," Mr Ratcliffe said.

"The cost savings we envisaged from the relationship have been achieved. With the successful way the relationship has worked out, we no longer believe an equity interest in the company is necessary and so are happy to relinquish our stake to enable EDS to regain its 100% ownership."

Telecom will receive payment of NZ$45.9 million for the shares, the original price paid in September 1999.

Mr Ratcliffe said Telecom was pleased with the extension of the relationship by a further three years.

"EDS is a valued ally. The extension provides us with certainty of price for the next ten years and we are protected by retention of the right to benchmark prices."

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The first three year review of the relationship has just been completed. Mr
Ratcliffe said a range of issues had been satisfactorily resolved that would enhance the benefits Telecom derived from the relationship. These included Application Development and Maintenance mechanisms to enable improved delivery of services.

The agreement is effective 2 September 2002.


For further information, please contact:

Andrew Bristol
Telecom Media Relations Executive
Phone 04 498 5594
Mobile 027 244 4932